                                 [Rollins Logo]

                                                                January 24, 2001

Dear Shareholder:

     I am pleased to inform you that Rollins Truck Leasing Corp. ("Rollins") has entered into a merger agreement with Penske Truck Leasing Co., L.P. ("Penske"), pursuant to which a subsidiary of Penske has today commenced a tender offer to purchase all of the outstanding shares of Rollins common stock for $13.00 per share in cash. The tender offer is conditioned upon, among other things, the tender of at least a majority of the outstanding shares of Rollins common stock on a fully diluted basis and regulatory approvals. The tender offer will be followed by a merger in which each share of Rollins common stock not purchased in the tender offer will be converted into the right to receive in cash the price paid in the tender offer.

     Rollins' Board of Directors has unanimously determined that the Merger Agreement, the tender offer and the merger are fair to and in the best interests of Rollins' shareholders, and unanimously recommends that Rollins' shareholders accept the Penske offer and tender their shares of Rollins common stock in that offer.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the opinion of the Company's financial advisor, Morgan Stanley & Co. Incorporated ("Morgan Stanley"), that the consideration to be received by the holders of Rollins common stock in the offer and the merger is fair from a financial point of view. A copy of the written opinion of Morgan Stanley, which sets forth the assumptions made, procedures followed and matters considered by Morgan Stanley in rendering its opinion, can be found in Exhibit (a)(6) to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

     Enclosed are the Penske Offer to Purchase, dated January 24, 2001, the Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusion and contains other information relating to the tender offer. Your Board urges you to consider this information carefully and recommends that you tender your shares.

/s/ John W. Rollins, Jr.
John W. Rollins, Jr.
President and Chief Executive Officer

ONE ROLLINS PLAZA  2200 CONCORD PIKE  WILMINGTON, DELAWARE 19803  (302) 426-2700
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                            ------------------------

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          ROLLINS TRUCK LEASING CORP.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                          ROLLINS TRUCK LEASING CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            ------------------------

                           COMMON STOCK, $1 PAR VALUE
                          COMMON STOCK PURCHASE RIGHTS
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  775741-10-1
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              KLAUS M. BELOHOUBEK
                          ROLLINS TRUCK LEASING CORP.
                VICE PRESIDENT -- GENERAL COUNSEL AND SECRETARY
                               ONE ROLLINS PLAZA
                               2200 CONCORD PIKE
                           WILMINGTON, DELAWARE 19803
                                 (302) 426-2806

                            ------------------------

                                WITH A COPY TO:

                              JOSEPH L. SEILER III
                     LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.
                              125 WEST 55TH STREET
                               NEW YORK, NY 10019
                                 (212) 424-8000
(NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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

ITEM 1.  SUBJECT COMPANY INFORMATION

Name and Address.

     The name of the subject company is Rollins Truck Leasing Corp., a Delaware Corporation (the "Company"). The address of the principal executive offices of the Company is One Rollins Plaza, Wilmington, Delaware 19803 and its telephone number is (302) 426-2700.

Securities.

     The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the Exhibits and Annexes hereto, this "Schedule") relates is the Company's common stock, $1 par value (the "Common Stock"), including the related stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued by the Company pursuant to the Rights Agreement, dated as of June 1, 1999, as amended (the "Rights Agreement"), between the Company and Registrar and Transfer Company. As of January 12, 2001, 57,979,616 Shares were issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

     The name, business address and business telephone number of the Company, which is the subject company and the person filing this Schedule, are set forth in Item 1 above.

Tender Offer.

     This Schedule relates to the tender offer by Sun Acquisition Corporation, a Delaware corporation (the "Purchaser"), an indirect wholly owned subsidiary of Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 24, 2001 (as amended and supplemented from time to time, "Schedule TO"), to purchase all of the Shares issued and outstanding at a price of U.S. $13.00 per share, net to the seller in cash, or such higher price per share as may be paid in the Offer (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 24, 2001 and filed as Exhibit (a)(1) to Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal, filed as Exhibit (a)(2) to Schedule TO (the "Letter of Transmittal") and which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, together constitute the "Offer," which are incorporated herein by reference.

     The Offer is being made pursuant to the Agreement and Plan of Merger by and among Parent, Purchaser and the Company, dated as of January 15, 2001 (the "Merger Agreement"). The Merger Agreement provides that following the consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation in the Merger and will be an indirect wholly owned subsidiary of Parent. For a description of the material terms of the Merger Agreement, see Sections 1, 11 and 13 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference in its entirety.

     In the Merger, each Share (other than Shares that are owned by the Company, any subsidiary of the Company, Parent or any subsidiary of Parent which are to be cancelled in accordance with Section 4.1(b) of the Merger Agreement and any Shares that are held by shareholders exercising appraisal rights pursuant to
Section 262 of the DGCL), issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive, without interest, an amount in cash equal to U.S. $13.00 per Share, or such higher price per Share as may be paid in the Offer.

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

     Schedule TO states that the principal executive offices of Parent and Purchaser are located at Route 10, Green Hills, Reading, Pennsylvania 19603-0563 and the telephone number of both Parent and Purchaser at that address is (610) 775-6000.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understanding between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement dated January 24, 2001 (the "Information Statement") and filed by the Company pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. The Information Statement is attached to this Schedule as Annex I and is incorporated herein by reference. Except as described in this Schedule or incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company, its executive officers, directors or affiliates, or (ii) Purchaser and Parent, or their respective executive officers, directors or affiliates.

The Merger Agreement.

     For a description of the material terms of the Merger Agreement, see Sections 1, 11 and 13 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Tender Agreement.

     Parent, Purchaser and the following stockholders of the Company entered into a Tender Agreement (the "Tender Agreement") on January 15, 2001: the Estate of John W. Rollins, Sr.; Henry B. Tippie; John W. Rollins, Jr.; I. Larry Brown; Patrick J. Bagley and Klaus M. Belohoubek. Under the Tender Agreement, among other things, such stockholders agreed to tender into the Offer the Shares owned by them and listed on Schedule A to the Tender Agreement. An aggregate of 10,791,966 Shares, constituting 18.6% of the Shares outstanding as of January 12, 2001, are subject to the Tender Agreement. Under the Tender Agreement, each such stockholder has agreed that he will not, directly or indirectly, transfer, encumber, or grant a proxy with respect to, any Shares subject to the Tender Agreement to any person other than Parent or its designee, or enter into any other agreement or arrangement with respect to any of the foregoing, or otherwise designed to limit or transfer any rights of ownership of the Shares subject to the Tender Agreement. The complete text of the Tender Agreement, a copy of which is filed as Exhibit (e)(2) hereto, is incorporated herein by reference.

Effects Of The Merger Agreement Under Company Stock Plans And Agreements Between The Company And Its Executive Officers.

     Certain members of the Company's management, including the Company's Chairman and Chief Executive Officer, who are also members of the Board of Directors of the Company (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, and are described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Employment and Non-Compete Agreements.

     Henry B. Tippie, Chairman of the Board of the Company, John W. Rollins, Jr., President and Chief Executive Officer of the Company, I. Larry Brown, President and CEO of Rollins Leasing Corp., Patrick J. Bagley, Vice President -- Finance and Treasurer of the Company, Klaus M. Belohoubek, Vice President -- General Counsel and Secretary of the Company, Terry Scott, Executive Vice President of the

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

Company, and James McCaughan, Vice President -- Administration and Treasurer of the Company (collectively the "Executives"), all entered into Employment and Non-Compete Agreements with the Company (collectively, the "Non-Compete Agreements") as of December 31, 2000.

     The Non-Compete Agreements provide for various payments to be made as a result of a Change in Control and as a result of termination of employment following a Change in Control. The consummation of the Offer will constitute a "Change in Control" as defined in these agreements. The Non-Compete Agreements provide that on the date of a Change in Control, the Executives will be entitled to fees and, in the case of five of the Executives, pro rated bonuses. The fees range from 112% to 185% of the salary and bonus received by the Executive in the fiscal year ended September 30, 2000 ("Annual Salary"). The pro-rated bonuses, with the exception of the pro-rated bonus for Terry Scott, are calculated by pro-rating for the period elapsed in fiscal 2001 up to the occurrence of the Change in Control the bonuses paid for the fiscal year ended September 30, 2000. Mr. Scott's pro-rated bonus will be calculated on the basis of a target bonus, equal to 233% of his 2000 bonus, adjusted as a result of an increase in salary. In addition, during the Extension Period (as defined in each individual Non-Compete Agreement), the Company will pay the Executive a monthly amount for the first 24 months (or for a shorter period if the Executive is employed for less than 24 months after the Change in Control and has his employment terminated by the Company for cause or the Executive terminates his employment without good reason) and then a lesser amount for the remainder of the defined Extension Period. The Extension Periods for the Executives range from 30 to 90 months. The monthly amount during the first 24 months for each Executive equals approximately 110% of the Annual Salary for such Executive. The monthly amounts payable to the Executives during the remainder of the Extension Period range from approximately 54% to 88% of their monthly amount during the first 24 months. If the Executive's employment is terminated during the Extension Period (other than a termination for cause or by the Executive without good reason), then the Executive will receive at such time all accrued but unpaid salary, earned but unpaid bonuses and all accrued but unused vacation pay, and, during the remainder of the Extension Period, the Executive will continue to receive the Executive's monthly amount, certain retirement benefits, health, welfare and other benefits for the Executive and the Executive's covered dependents, and the use of the Executive's Company car, if any.

     To the extent that any payments to any of the Executives are subject to the excise tax on excess parachute payments under Section 4999 of the Internal Revenue Code of 1986, as amended, the Company will be required to "gross up" such payments to cover applicable taxes.

     The foregoing description is qualified in its entirety by reference to the Non-Compete Agreements, copies of which are attached as Exhibits (e)(12),
(e)(13), (e)(14), (e)(15), (e)(16), (e)(17) and (e)(18), and are hereby incorporated by reference.

     Parent has agreed to honor in accordance with their respective terms all the Non-Compete Agreements. Purchaser has agreed to provide to the signatories of the Non-Compete Agreements a letter of credit, insurance or other security securing the payment obligations of the Company under the Non-Compete Agreements, in each case in form and substance reasonably acceptable to the Company; provided, however, that if such security has not been provided before the consummation of the Offer, such security will be in form and substance satisfactory to each employee receiving the same.

     See the Information Statement attached hereto as Annex I for information regarding certain salary, bonus, pension and other compensation related information of certain executives.

Stock Based Awards.

     See the Information Statement attached hereto as Annex I for certain equity award information of certain executives.

     The Company has, in accordance with the applicable Company Stock Plan (as defined in the Merger Agreement) and option agreement, amended each stock option granted under any Company Stock Plan that is outstanding as of the date hereof, in order to cause, concurrently with consummation of the Offer,

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each such stock option to become fully vested and thereafter immediately cancelled in exchange for an amount in cash, payable concurrently with consummation of the Offer, equal to the product of (i) the number of Shares subject to such stock option at the time of such cancellation and exchange and
(ii) the positive excess of the Offer Price over the per Share exercise price of such stock option (such payment to be net of applicable withholding taxes).

     All Company Stock Plans shall terminate as of the effective time of the Merger (the "Effective Time") and the provisions in any other Company Benefit Plan (as defined in the Merger Agreement) or any other plan providing for the issuance, transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be terminated as of the Effective Time, and the Company shall ensure that following the Effective Time no holder of a stock option or any participant in any Company Stock Plan or Company Benefit Plan or any other plan or arrangement shall have any right thereunder to acquire any capital stock of the Company or Parent.

Indemnification; Directors' and Officers' Insurance.

     Under the Merger Agreement, all rights to indemnification existing in favor of the present or former directors, officers, employees, fiduciaries and agents of the Company or any of its subsidiaries for acts or omissions occurring at or before the Effective Time, as provided in the Company's certificate of incorporation or bylaws or the certificate or articles of incorporation, bylaws or similar organizational documents of any of the Company's subsidiaries or the terms of any individual indemnity agreement or other arrangement with any director or executive officer, in each case as in effect as of the date of the Merger Agreement, will survive the Merger and continue in full force and effect for six years after the Effective Time and will be enforceable against the Company. During such six year period, the Company must also advance fees and expenses as incurred to the fullest extent permitted under applicable law. If, within six years from the Effective Time, the Company is merged with and into Parent or another entity, the certificate of limited partnership and agreement of limited partnership of Parent (or equivalent organizational documents) or such other entity will, for at least the six-year period following the Effective Time, provide rights to indemnification at least equivalent to those in the certificate of incorporation and bylaws of the Company. Further, the Purchaser must keep the current policies of the directors' and officers' liability insurance maintained by the Company in effect for at least six years with respect to matters occurring before the Effective Time (provided that Purchaser may substitute therefor policies of at least equivalent coverage containing terms and conditions which are no less advantageous). Under the Merger Agreement, the Company may obtain, before the Effective Time, a policy for directors' and officers' liability insurance with respect to matters occurring before the Effective Time, providing $50 million in coverage and containing terms and conditions no less advantageous than the Company's current policies.

Severance Payments.

     For a period of one year after the Measurement Date (as defined in the Merger Agreement) the Company will provide severance pay to certain employees of the Company or its subsidiaries as of the date of the consummation of the Merger (other than those executives and officers who are signatories to the Non-Compete Agreements) and who are terminated for reasons other than:

          (1) the employee's death, total and permanent disability, or retirement under circumstances that entitle the employee to full benefits under one or another of the death and disability, retirement or pension plans or programs generally applicable to such employee;

          (2) termination for "cause" (meaning (i) willful misconduct that results in material injury to the Company or any of its subsidiaries or
     (ii) the employee's willful and continued failure substantially to perform the employee's duties to the Company or its subsidiaries after a written demand for substantial performance has been delivered to the employee); or

          (3) the employee's voluntary termination of employment, other than a voluntary termination following (i) a relocation of such employee's work location to a location that is not within a
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     reasonable commuting distance from the employee's current residence, or
     (ii) the re-assignment of such employee to a position other than another position involving the performance of substantially the same duties, responsibilities and compensation as immediately prior to the Measurement Date.

Benefits Plan Amendment.

     The Company's Excess Benefits Plan currently provides that all benefits thereunder are fully vested and paid upon any change in control of the Company (as defined therein). The Company has adopted an amendment to the Excess Benefits Plan to exclude the persons who are signatories to the Non-Compete Agreements from this payment benefit. The amendment to such plan is attached hereto as Exhibit(e)(19).

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

Recommendation of the Board.

     At a meeting held on January 15, 2001, the Board unanimously determined that the Merger Agreement and the transactions contemplated thereby are fair, advisable and in the best interests of the stockholders of the Company. At this meeting, the Board unanimously (i) approved the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) resolved to recommend the acceptance of the Offer and the adoption of the Merger Agreement by the stockholders of the Company, (iii) approved the Merger Agreement for purposes of Section 203 of the DGCL and (iv) amended the Company's Rights Agreement so that neither Parent, Purchaser, nor any of their respective affiliates shall be deemed an Acquiring Person in connection with the transactions contemplated by the Merger Agreement. YOUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

Background of the Offer.

     During the summer of 2000, representatives of Parent contacted the Company to discuss on an informal basis a potential acquisition of the Company by Parent. These discussions did not proceed past an informal stage.

     In early August 2000, the Executive Committee of the Board of Directors (the "Executive Committee") contacted Morgan Stanley & Co. Incorporated ("Morgan Stanley") to discuss a possible strategic transaction involving the Company. On August 22, 2000, representatives of Morgan Stanley met with the Company and discussed a preliminary list of potential financial and strategic partners, and on August 23, 2000, the Company retained Morgan Stanley as its financial advisor.

     Following the August 22, 2000 meeting, representatives of Morgan Stanley and management of the Company, based on their collective experience and knowledge of the industry and private equity markets, compiled a list of prospective strategic and financial partners to be contacted directly by Morgan Stanley regarding their potential interest in a possible transaction.

     At a meeting held on September 12, 2000, management and Morgan Stanley met to discuss work to date in exploring a transaction involving the Company. Management's assessment of the Company's current position, including, among other matters, the Company's strategic plan and financial results, and expected industry trends were reviewed. Morgan Stanley discussed the possibility that a potential sale price could reflect the intrinsic value of the Company better than the public market prices over the next few years. Representatives of Morgan Stanley also outlined possible approaches for soliciting proposals from potentially interested parties if the Company decided to explore a sale. In addition, Morgan Stanley reviewed potential candidates, both strategic and financial, which, in conjunction with the Company, had been identified as possible buyers of the Company. Thereafter, the Executive Committee did not take

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any formal action, but a consensus was reached that it was in the best interests of the Company and its stockholders that management, with the assistance of Morgan Stanley, begin to explore strategic alternatives for the Company, and that Morgan Stanley should contact third parties in that connection.

     Following the September 12, 2000 meeting, Morgan Stanley commenced contacting potential buyers which had been identified and continued to work with representatives of the Company in identifying additional parties, which were also contacted as part of the on-going process. Initial contacts were made with senior executives or representatives of over 30 parties and consisted of a brief discussion of the Company's possible interest in engaging in a sale of the Company and an inquiry as to whether the potential party would be interested in receiving further information. In addition, Morgan Stanley, with the help of the Company, prepared a confidential offering memorandum, which was to be delivered to those potential buyers who indicated initial interest in a transaction.

     Ten of the potential buyers contacted indicated initial interest. The Company negotiated and entered into confidentiality and standstill agreements with the ten potential buyers for the purpose of facilitating the delivery of confidential information regarding the Company. On October 10, 2000, the Company and General Electric Capital Corporation, Parent's indirect limited partner and 79% owner, entered into a confidentiality and standstill agreement.

     Between October 3rd and October 19th, the confidential offering memorandum was sent by Morgan Stanley to the parties that had entered into confidentiality and standstill agreements. Around the same time, Morgan Stanley sent a letter to each of the ten potential buyers asking that they provide a preliminary indication of interest by November 8th. On November 8th, Morgan Stanley received three preliminary indications of interest in the acquisition of the Company.

     During the period following the receipt of the preliminary indications of interest, representatives of the three interested parties which had been selected for the second round of bidding, including Parent, conducted due diligence investigations regarding the business and properties of the Company. Each potential buyer was given access to a data room containing due diligence information on the Company, which was available between November 28th and December 7th.

     Each of the interested parties was invited to attend a management presentation, which had been prepared by the Company with the help of Morgan Stanley. The management presentations were held in New York City between November 28th and December 1st.

     In November, the Company retained LeBoeuf, Lamb, Greene & MacRae, L.L.P. ("LeBoeuf Lamb") as its outside counsel in connection with the possible sale of the Company.

     On December 13, 2000, on behalf of the Company, Morgan Stanley sent to the three remaining possible transaction candidates a letter outlining the procedures for submitting a final bid for the Company by January 9, 2001, accompanied by a draft Merger Agreement that had been prepared by LeBoeuf Lamb.

     On January 9, 2001, the Company received final bids from Parent and from another company in the truck leasing industry (the "Competing Bidder").

     Parent proposed a cash tender offer to purchase all of the outstanding Common Shares of the Company for $12.00 per share. Parent's bid stated that it was not subject to financing contingencies, but rather that Parent would fund the purchase through its existing credit arrangements with General Electric Capital Corporation, its indirect limited partner and 79% owner. Included with Parent's bid was a markup of the proposed Merger Agreement that was considered by the Company, following discussions with LeBoeuf Lamb and Morgan Stanley, to contain significant changes to the draft initially prepared by LeBoeuf Lamb. In addition, Parent proposed that the directors and officers of the Company sign an agreement committing them to tender their shares in the Offer and vote against all other transactions. Parent included a proposed form of such a tender agreement with its bid.

     The bid from the Competing Bidder also contemplated a cash tender offer to purchase all of the outstanding Common Shares. The competing bid stated that it was not subject to any financing contingency, and the Competing Bidder included a commitment letter from a major financial institution.

The Competing Bidder also submitted a markup of the proposed Merger Agreement, which was considered by the Company, following discussions with LeBoeuf Lamb and Morgan Stanley, to be substantially closer to the original draft than that proposed by Parent. The Competing Bidder's markup included reference to a tender agreement, but a draft of the proposed tender agreement was not provided.

     On the morning of January 10, 2001, representatives of Morgan Stanley and LeBoeuf Lamb outlined for the Company the bids that had been received and provided a comparative analysis of both the financial and legal terms of the Competing Bidder's proposal and of Parent's proposal. Representatives of Morgan Stanley and LeBoeuf Lamb then separately contacted Parent and Parent's outside legal counsel, Drinker Biddle & Reath LLP, and the representatives and outside legal counsel of the Competing Bidder to clarify the material terms reflected in their proposals and to identify aspects of their proposals which raised issues for the Company. Both bidders were informed that the concept of a tender agreement was, in principle, acceptable to the directors and officers of the Company, but that any such tender agreement would need to mirror the provisions of the Merger Agreement with respect to the ability to consider Superior Proposals (as defined in the Merger Agreement). Both bidders were asked to resubmit revised proposals no later than 4:00 p.m. on January 12, 2001.

     The Competing Bidder submitted a revised proposal midday on January 12th. While the Competing Bidder had increased its price significantly, LeBoeuf Lamb advised the Company that the revised markup of the Merger Agreement contained few significant revisions from the original bid submitted by the Competing Bidder.

     Late in the afternoon on January 12th, Parent submitted a letter to Morgan Stanley addressing various issues that had been raised by the Company's counsel with respect to Parent's proposed revisions to the form merger agreement, but declined to revise its proposed purchase price of $12.00 per share. Later that evening, Parent's counsel submitted to Morgan Stanley and to the Company's counsel a revised version of the form merger agreement incorporating the items addressed in the letter.

     Subsequently on January 12th, after some discussions with John W. Rollins, Jr., President and Chief Executive Officer of the Company, and representatives of Morgan Stanley, Parent submitted to Morgan Stanley a binding proposal to purchase all of the Shares for $13.00 per share. Later in the day on the 12th, LeBoeuf Lamb advised the Company that in many respects the revised markup of the Merger Agreement submitted by Parent contained significant revisions, to the point where both bids could be considered comparable with respect to the material legal terms of the proposed Merger Agreement.

     During the evening of January 12th, Morgan Stanley contacted the Competing Bidder and requested that they reconsider the bid price submitted earlier in the day. Later on the evening of January 12th, Morgan Stanley was informed by the Competing Bidder's financial advisor that the Competing Bidder was not inclined to increase its proposed price above that submitted the prior day.

     Beginning on the morning of January 13th, the Company and Parent engaged in negotiations with respect to the proposed Merger Agreement. These negotiations continued throughout the weekend, and on the morning of January 15th, a tentative final agreement was reached on the Merger Agreement.

     The proposed agreement was then discussed at a special meeting of the Board of Directors of the Company, held on the morning of January 15, 2001. At this meeting, a representative of LeBoeuf Lamb described the Board's fiduciary duties and confidentiality obligations in considering the proposed transaction. A representative of LeBoeuf Lamb and Mr. Belohoubek, Vice President -- General Counsel and Secretary, then reviewed for the Board in detail the terms of the Merger Agreement and the other legal aspects of the revised proposal of Parent.

     Morgan Stanley then gave a presentation that analyzed the financial aspects of the proposed transaction. Management and the advisors responded to numerous questions from the Board. The Board discussed, among other matters, the risks and benefits of the proposal and compared it, taking into account the presentations and analyses provided for the Board, with the values anticipated to be obtained for stockholders pursuant to the Company's strategic plan, along with the execution risks relating to such plan.

     The Board then requested that Morgan Stanley render an opinion as to whether the transaction proposed by Parent was fair from a financial point of view. After its presentation, Morgan Stanley delivered its written opinion (the "Fairness Opinion"), that, as of January 15, 2001, and subject to the assumptions made, matters considered and limitations on the review undertaken, the $13.00 per share to be received by the holders of Shares pursuant to the Merger Agreement was fair from a financial point of view. The full text of the Fairness Opinion is attached and filed as Exhibit (a)(6) to this Schedule and incorporated herein by reference in its entirety. STOCKHOLDERS ARE URGED TO AND SHOULD READ THE FAIRNESS OPINION CAREFULLY AND IN ITS ENTIRETY.

     After additional discussion and deliberation, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby and resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant thereto.

     On January 15, 2001, the Merger Agreement was executed by the Company, Purchaser and Parent and the Tender Agreement was executed by the various parties thereto. On that day, the Company and Parent issued a joint press release announcing the execution of the Merger Agreement and the Tender Agreements. The full text of the joint press release is attached and filed as Exhibit (a)(5) to this statement.

Reasons For The Recommendation Of The Board.

     In making the determinations and recommendation set forth above, the Company's Board considered a number of factors, including, without limitation, the following:

          (1) The Board's review of the Company's business, financial performance and condition, prospects and competitive position, including current and prospective market conditions.

          (2) The written opinion of Morgan Stanley delivered to the Board on January 15, 2001 to the effect that, as of such date, the $13 per share cash consideration to be received by the holders of shares in the Merger Agreement was fair, from a financial point of view, to such holders and the related presentation made by Morgan Stanley to the Board in connection with such opinion. The full text of the written opinion, dated January 15, 2001 of Morgan Stanley, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Morgan Stanley in rendering its opinion, is attached to this Schedule as Exhibit (a)(6) hereto and is incorporated herein by reference. Holders of Shares are urged to read such opinion carefully in its entirety.

          (3) The historical market prices, trading activity and trading range of the Shares, including the fact that the $13 per share price to be paid in the Merger Agreement represents (i) a premium of approximately 95% over the average closing price over the last 90 days, (ii) a premium of approximately 70% over the average closing price over the last 30 days, and
     (iii) a premium of approximately 54% over the closing price of the Shares on the New York Stock Exchange of $8.44 on the last trading day before the Company's announcement on January 15, 2001 that it would be acquired by Parent.

          (4) The Board's beliefs that the Merger Agreement is fair to and in the best interests of the shareholders of the Company, that the cash price of $13 per share to be paid in the Merger Agreement is fair to the shareholders of the Company from a financial point of view, and that no higher price could be negotiated with any potential acquirer.

          (5) The fact that the Company, with the assistance of its financial advisor, Morgan Stanley, had undertaken over a period of several months an extensive investigation of possible transactions, the number of discussions during that time which the Company and its representatives had with potential purchasers, and the belief that the sale of the Company for cash to Purchaser in the Merger Agreement would be superior from a financial point of view to any proposal the Company might receive in the foreseeable future which had a reasonable likelihood of being consummated.

          (6) The conditions to closing of the Merger Agreement, including certain regulatory approvals (including expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and the likelihood of satisfying the conditions to the Merger Agreement.

          (7) The fact that the Merger Agreement is not conditioned on Parent and Purchaser obtaining financing, and that the Company received an irrevocable commitment letter from General Electric Capital Corporation to supply the funds necessary to (i) pay the offer price for all outstanding Shares, (ii) pay for the cash out of all options outstanding under the Company's stock option plans, and (iii) retire any indebtedness required to be retired in connection with the transactions contemplated by the Merger Agreement. In addition, the fact that Parent and Purchaser represent in the Merger Agreement that notwithstanding any provisions of their commitment letters, sufficient funds to close the transactions will be available either pursuant to the commitment letters or from other sources at the times required under the Merger Agreement.

          (8) The fact that, while prohibiting the Company from actively soliciting a Takeover Proposal (as specified in the Merger Agreement) involving the Company or its subsidiaries, the Merger Agreement permits the Company and its representatives, subject to certain limitations, to participate in discussions or negotiations with or furnish information to a third party that has made a bona fide written Takeover Proposal if (a) the Company's Board reasonably determines in good faith (after consultation with its financial advisor) that such Takeover Proposal is a Superior Proposal (as defined in the Merger Agreement) and (b) the Board determines in good faith (after consultation with outside legal counsel) that it is necessary to take such actions in order to comply with its fiduciary duties under applicable law.

          (9) The fact that, pursuant to the Merger Agreement, the Company's Board of Directors has the right, prior to acceptance for payment of the Shares by Purchaser pursuant to the Merger Agreement, and subject to certain conditions, to terminate the Merger Agreement in order to accept a Superior Proposal if the Board reasonably determines in good faith (after consultation with outside counsel) that it is necessary to terminate the Merger Agreement in order to comply with its fiduciary duties to the Company's shareholders under applicable law; provided that prior to any such termination the Company pays to Parent a termination fee equal to three percent of the total amount offered by Parent for the Shares pursuant to the Merger Agreement, plus Parent's expenses (which expenses may not exceed $1,000,000).

          (10) The Board's review of the current economic climate nationally and its impact on the U.S. truck leasing and rental industry.

     The foregoing discussion of the information and the positive and negative factors considered by the Board of the Company is not intended to be exhaustive, but includes the material factors considered by the Board in connection with its decision to unanimously recommend the Merger Agreement. The Board did not quantify or otherwise attempt to assign relative weights to the factors it considered or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to different factors.

Intent to Tender.

     To the Company's knowledge, after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender all Shares owned by them pursuant to the Merger Agreement, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act. The Company's subsidiaries do not own any Shares, and any Shares that were owned by such subsidiaries would be cancelled in the Merger Agreement. Pursuant to the Tender Agreement by and among Parent, Purchaser, the Estate of John W. Rollins, Sr., Henry B. Tippie, John W. Rollins, Jr., I. Larry Brown, Patrick J. Bagley and Klaus M. Belohoubek, dated January 15, 2001, such stockholders agreed, among other things, to tender into the Offer the Shares owned by them and listed on Schedule A to the Tender Agreement. An aggregate of 10,791,966 Shares, constituting 18.6% of the Shares outstanding as of

January 12, 2001, are subject to the Tender Agreement. Under the Tender Agreement, each such stockholder has agreed that he will not, directly or indirectly, transfer, encumber, or grant a proxy with respect to, any Shares subject to the Tender Agreement to any person other than Parent or its designee, or enter into any other agreement or arrangement with respect to any of the foregoing, or otherwise designed to limit or transfer any rights of ownership of the Shares subject to the Tender Agreement.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     As noted in Item 4 above, the Company has engaged Morgan Stanley as its financial advisor pursuant to an engagement letter dated August 23, 2000. According to the terms of that engagement letter, the Company will pay Morgan Stanley a base transaction fee of U.S. $7,500,000. In addition to the base fee, the Company will pay Morgan Stanley an incentive fee which is calculated on a graduated basis depending upon the aggregate consideration paid in connection with the Offer and the Merger. If the Offer and the Merger are consummated at the proposed price of $13 per share, the total fee due Morgan Stanley (including the base transaction fee) will be approximately $9.0 million. In addition, the Company has agreed to reimburse Morgan Stanley for its expenses (not to exceed $50,000) incurred in connection with the transactions contemplated by the Merger Agreement. The full fee will become payable at closing and is to be paid by the Company at the time that control of 50% or more of the Shares changes hands. In addition, the Company has agreed to indemnify Morgan Stanley against certain liabilities that may arise in connection with its engagement.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     To the knowledge of the Company, no transactions in the Shares have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer which relate to (i) a tender offer for or other acquisition of securities of the Company; (ii) any extraordinary transaction, such as a merger or reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offer that relate to one or more of the matters enumerated in clauses (i) through (iv) above.

ITEM 8.  ADDITIONAL INFORMATION.

     Information Statement. The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board, other than at a meeting of the Company's shareholders, and is incorporated herein by reference.

     Applicable Delaware Law. The Company is a Delaware corporation. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with "interested stockholders" (defined generally as any beneficial owner of 15% or more of the outstanding voting stock in the corporation) unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction which resulted in the stockholder becoming an "interested stockholder." The Company's Board of Directors approved the Merger Agreement and the transactions contemplated thereby on January 15, 2001, and, therefore, Section 203 of the DGCL is inapplicable to the Offer and the Merger.

     Article IX of the Company's Restated Certificate of Incorporation requires the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors as one class to approve any merger of the Corporation with another corporation if such corporation is the beneficial owner, directly or indirectly, of more than 20% of the Voting Shares (as defined in the Restated Certificate of Incorporation). The foregoing provisions of the Company's Restated Articles of Incorporation are inapplicable to any business combination if a majority of the whole Board of the Company has approved the business combination. At a meeting held on January 15, 2001, the Board of the Company adopted a resolution approving the Merger Agreement; therefore, Article IX of the Restated Certificate of Incorporation does not apply to the Merger.

     Rights Agreement. The provisions of the Rights Agreement and the Rights issued under it may in some cases discourage or make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase or similar means.

     The Company has amended the Rights Agreement, effective as of January 15, 2001. The amendment provides that notwithstanding the definition of Acquiring Person (as defined in the Rights Agreement), neither Parent, Purchaser, nor any of their respective affiliates shall be deemed an Acquiring Person in connection with the transactions contemplated by the Merger Agreement.

     This amendment is filed as Exhibit(e)(11) to this Schedule and is incorporated herein by reference.

     Certain Regulatory Approvals. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United Stated Department of Justice ("the Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser according to the Offer is subject to these requirements.

     The Company intends as soon as practicable to file such notices and information as may be required under the HSR Act with respect to the acquisition of the Shares under the Offer and the Merger with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the purchase of the Shares under the Offer, such purchases may not be made until the expiration of a 15-calendar day waiting period following the filing of a Notification and Report Form by Purchaser. The Company expects Purchaser to request early termination of the waiting period applicable to the Offer, in accordance with the HSR Act. There can be no assurances given, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Purchaser, the waiting period would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by Purchaser with such request unless the waiting period is sooner terminated by the FTC or the Antitrust Division. Only one extension of such waiting period under a request for additional information is authorized by the rules promulgated under the HSR Act, except by agreement by Purchaser or by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. The Company expects the waiting period under the HSR Act to expire at the end of the 15-day period, if not earlier terminated.

     The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of acquisition transactions. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including, in the case of the transactions contemplated by the Offer and the Merger Agreement, seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Company, Parent or Purchaser or any of their respective subsidiaries. State attorneys general may bring such actions under certain circumstances. While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

     The merger provisions of the Competition Act (Canada) permit the Commissioner of Competition appointed thereunder (the "Commissioner"), to apply to the Competition Tribunal (the "Tribunal") to seek relief in respect of a merger which prevents or lessens, or is likely to prevent or lessen, competition substantially. The relief that may be ordered by the Tribunal includes, in the case of a completed merger, ordering a dissolution of the merger or a disposition of assets or shares, and in the case of a proposed merger, prohibiting completion of the transaction.

     The Competition Act also requires parties to certain proposed mergers that exceed specified size thresholds to provide the Commissioner with prior notice of and information relating to the transaction and the parties thereto, and to await the expiration of the prescribed waiting period, prior to completing the transaction. In lieu of, or in addition to, filing a prescribed notification form, which can be either short-form or long-form, and awaiting the expiration of the prescribed waiting period, a party to a proposed merger may apply to the Commissioner for an advance ruling certificate ("ARC") or some other form of comfort letter, which may be issued by the Commissioner if he is satisfied he would not have sufficient grounds on which to apply to the Tribunal for an order under the merger provisions in respect of the transaction. Each of the Company and Purchaser will be filing a short-form pre-merger notification with the Commissioner, and the Company expects that Purchaser will apply for an ARC or some other form of comfort letter, as deemed appropriate.

     There can be no assurance that a challenge to the Offer on either U.S. or Canadian antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 13 for conditions to the Offer that could apply in the event of any such challenge.

ITEM 9.  EXHIBITS.

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
--------                     ----------------------
 (a)(1)   Offer to Purchase dated January 24, 2001 -- incorporated by reference to Exhibit (a)(1) of Schedule TO filed by
          Purchaser and Parent on January 24, 2001.
 (a)(2)   Letter of Transmittal-incorporated herein by reference to
          Exhibit (a)(2) to Schedule TO filed by Purchaser and Parent on January 24, 2001.
 (a)(3)   Summary Advertisement as published in The Wall Street
          Journal on January 24, 2001 -- incorporated by reference to
          Exhibit (a)(7) to Schedule TO filed by Purchaser and Parent on January 24, 2001.
*(a)(4)   Letter to the Company's shareholders dated January 24, 2001.
 (a)(5)   Joint Press Release issued by Parent and Company on January
          15, 2001 -- incorporated by reference to Exhibit 99 on the
          Company's Current Report on Form 8-K filed with the
          Securities and Exchange Commission on January 16, 2000.
*(a)(6)   Opinion of Morgan Stanley & Co. Incorporated dated January
          15, 2001.
 (e)(1)   Agreement and Plan of Merger by and among Penske Truck
          Leasing Co., L.P., Sun Acquisition Corporation and Rollins
          Truck Leasing Corp. dated as of January 15, 2001 --
          incorporated by reference to Exhibit (d)(1) to Schedule TO filed by Purchaser and Parent on January 24, 2001.
 (e)(2)   Tender Agreement, dated as of January 15, 2001, between
          Penske Truck Leasing Co., L.P., Sun Acquisition Corporation
          and certain stockholders of Rollins Truck Leasing Corp.,
          incorporated by reference to Exhibit (d)(2) to Schedule TO filed by Purchaser and Parent on January 24, 2001.
*(e)(3)   Information Statement of the Company, dated January 24,
          2001 -- included as Annex I to this Schedule.

EXHIBIT
NUMBER                       DESCRIPTION OF EXHIBIT
--------                     ----------------------
*(e)(4)   Confidentiality Agreement, dated as of October 10, 2000,
          between General Electric Capital Corporation and the
          Company.
 (e)(5)   RLC CORP. (now known as Rollins Truck Leasing Corp.) 1982
          Incentive Stock Option Plan, as filed with the Company's
          Proxy Statement for the Annual Meeting of Shareholders held on January 27, 1983, is incorporated herein by reference.
 (e)(6)   RLC CORP. (now known as Rollins Truck Leasing Corp.) 1986
          Stock Option Plan, as filed with the Company's Proxy
          Statement for the Annual Meeting of Shareholders held on
          January 29, 1987, is incorporated herein by reference.
 (e)(7)   Rollins Truck Leasing Corp. 1993 Stock Option Plan, as filed with the Company's Proxy Statement for the Annual Meeting of
          Shareholders held on January 27, 1994, is incorporated
          herein by reference.
 (e)(8)   Rollins Truck Leasing Corp. 1997 Stock Option Plan, as filed with the Company's Proxy Statement for the Annual Meeting of
          Shareholders held on January 29, 1998, is incorporated
          herein by reference.
 (e)(9)   Rollins Truck Leasing Corp. 2000 Stock Option Plan, as filed with the Company's Proxy Statement dated December 27, 2000, is incorporated herein by reference.
*(e)(10)  Minutes of the Compensation Committee of the Company
          amending the Company's Stock Option Plans.
*(e)(11)  Amendment to the Company's Rights Agreement, dated January
          15, 2001.
*(e)(12)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          John W. Rollins, Jr.
*(e)(13)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          Henry B. Tippie.
*(e)(14)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          I. Larry Brown.
*(e)(15)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          James McCaughan.
*(e)(16)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          Terry Scott.
*(e)(17)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          Patrick J. Bagley.
*(e)(18)  Employment and Non-Compete Agreement, effective as of
          December 31, 2000, between Rollins Truck Leasing Corp. and
          Klaus M. Belohoubek.
*(e)(19)  Amendment to the Company's Excess Benefits Plan, effective as of December 31, 2000.

---------------
* Filed herewith

                                                                         ANNEX I

                             INFORMATION STATEMENT

                          ROLLINS TRUCK LEASING CORP.
                               ONE ROLLINS PLAZA
                               2200 CONCORD PIKE
                           WILMINGTON, DELAWARE 19803

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on or about January 24, 2001, as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 of Rollins Truck Leasing Corp., a Delaware corporation (the "Company"), to the holders of record of shares of common stock, $1 par value, including the related common stock purchase rights, (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Penske Truck Leasing Co., L.P., a Delaware limited partnership ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein have the meaning set forth in such Schedule 14D-9 (together with the Exhibits and Annexes thereto, the "Schedule 14D-9"), which is incorporated herein by reference.

     On January 15, 2001, the Company, Parent and Sun Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which the Purchaser is required to commence a tender offer to purchase all outstanding Shares, at a price per share of $13.00, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated January 24, 2001, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are being mailed to shareholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on January 24, 2001. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be an indirect wholly-owned subsidiary of Parent. In the Merger, each Share (other than Shares that are owned by the Company, any subsidiary of the Company, Parent or any subsidiary of Parent which are to be cancelled in accordance with Section 4.1(b) of the Merger Agreement and any shares that are held by shareholders exercising appraisal rights pursuant to
Section 262 of the DGCL), issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) shall be converted into the right to receive, without interest, an amount in cash equal to $13.00 per Share, or such higher price per share as may be paid in the Offer.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on January 24, 2001. The Offer is currently scheduled to expire at 12:01 a.m., New York City time, on Wednesday, February 21, 2001, unless extended in accordance with the Merger Agreement.

     The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement forms Annex I, which was filed by the Company with the Commission on January 24, 2001 and which is being mailed to shareholders along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Purchaser Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement, including the information incorporated herein, carefully. You are not, however, required to take any action in connection with the matters set forth herein.

GENERAL

     The common stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the shareholders of the Company. As of January 12, 2001, the outstanding capital stock of the Company consisted of 57,979,616 Shares, $1 par value. Holders of Shares are entitled to one vote per Share (non-cumulative).

RIGHT TO DESIGNATE DIRECTORS; PURCHASER'S DESIGNEES

     The Merger Agreement provides that, promptly upon the purchase of and payment for not less than a majority of the issued and outstanding Shares on a fully diluted basis pursuant to the Offer, Parent shall be entitled to designate for appointment or election to the Company's Board of Directors such number of directors, rounded up to the next whole number, such that the percentage of its designees on the Board shall equal the percentage of the outstanding Shares owned of record by Parent and its direct or indirect subsidiaries.

     Pursuant to the terms of the Merger Agreement, the Offer is conditioned on the tender of at least a majority of the Shares on a fully diluted basis. The Company has agreed, upon request of Purchaser, to use its reasonable best efforts promptly to cause Parent's designees (and any replacement designees in the event that any designee shall no longer be on the Board of Directors) to be so elected to the Company's Board of Directors, and in furtherance thereof, to the extent necessary, increase the size of the Board of Directors or use its reasonable best efforts to obtain the resignation of such number of its current directors as is necessary to give effect to the foregoing. Additionally, at such time the Company shall, upon the request of Purchaser, use its reasonable best efforts to cause the persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of each committee of the Company's Board of Directors (and the boards of directors and certain committees of its subsidiaries). Notwithstanding the foregoing, until the Effective Time (as defined in the Merger Agreement), the Board of Directors of the Company shall have at least two directors who were directors of the Company on the date of the Merger Agreement and who were not officers of the Company or any of its subsidiaries (the "Independent Directors"); provided, however, that (x) notwithstanding the foregoing, in no event shall the requirement to have at least two Independent Directors result in Parent's designees constituting less than a majority of the Company's Board of Directors unless Parent shall have failed to designate a sufficient number of Persons to constitute at least a majority and (y) if the number of Independent Directors shall be reduced below two for any reason whatsoever (or if immediately following consummation of the Offer there are not at least two then-existing directors of the Company who (1) are Qualified Persons (as defined below) and (2) are willing to serve as Independent Directors), then the number of Independent Directors required shall be one, unless the remaining Independent Director is able to identify a person who is not an officer or affiliate of the Company, Parent or any of their respective subsidiaries (any such person being referred to herein as a "Qualified Person") willing to serve as an Independent Director, in which case such remaining Independent Director shall be entitled to designate any such Qualified Person or Persons to fill such vacancy, and such designated Qualified Person shall be deemed to be an Independent Director for purposes of the Merger Agreement, or if no Independent Directors then remain, the other Directors shall be entitled (but not required) to designate two Qualified Persons to fill such vacancies, and such persons shall be deemed to be Independent Directors for purposes of the Merger Agreement.

     It is expected that Purchaser's designees may assume office at any time following the purchase by Purchaser of a majority of the outstanding Shares on a fully diluted basis, pursuant to the Offer, which purchase cannot be earlier than the expiration date of the Offer, as it may be extended in accordance with the Merger Agreement, and that, upon assuming office, Purchaser's designees will thereafter constitute at least a majority of the Board of Directors of the Company.

     Purchaser has informed the Company that it will choose the initial Purchaser designees from the persons listed below. Purchaser has informed the Company that each of Purchaser's designees listed below has consented to act as a director, if so designated. If necessary, Purchaser may choose additional or other Purchaser designees, subject to the requirements of Rule 14f-1. The following table provides the name, age and present principal occupation or employment, and material occupations, positions, offices or employment for the past five years, of each proposed designee of Purchaser. Each person listed below is a citizen of the United States of America and the business address of each such person is c/o Penske Truck Leasing Co., L.P., Route 10-Green Hills, Reading, Pennsylvania 19603-0563.

                                               PRESENT PRINCIPAL OCCUPATION OF EMPLOYMENT;
NAME                             AGE        MATERIAL POSITIONS HELD DURING THE PAST FIVE YEARS
----                             ---        --------------------------------------------------
Roger S. Penske................  63    Mr. Penske is the Chairman of the Boards of Directors of
                                       Penske Corporation, United Auto Group, Inc., Penske Truck
                                       Leasing Corporation and Penske Auto Centers, Inc. and is a
                                       Director of Detroit Diesel Corporation. He also serves as
                                       Vice Chairman of the Board of Directors and as a Director of
                                       International Speedway Corporation. Mr. Penske is a director of General Electric Company and Delphi Automotive Systems
                                       Corporation. He is also Chairman of the Detroit Investment
                                       Fund, a Trustee of the Henry Ford Museum and Greenfield
                                       Village and a member of The Business Council.
Brian Hard.....................  54    President and member of the Board of Directors of Sun
                                       Acquisition Corporation since inception. Director of Penske
                                       Truck Leasing Corporation since 1988 and the President of
                                       Penske Truck Leasing Corporation since 1994.
Frank E. Cocuzza...............  51    Senior Vice President -- Finance and member of the Board of
                                       Directors of Sun Acquisition Corporation since inception.
                                       Senior Vice President -- Finance of Penske Truck Leasing
                                       Corporation since 1988.
Vincent W. Hartnett............  50    Senior Vice President -- Administration of Sun Acquisition
                                       Corporation since inception. Senior Vice
                                       President -- Administration of Penske Truck Leasing
                                       Corporation since 1988. President of Penske Logistics, Inc.
                                       since 1999.
Wayne S. Angelbeck.............  48    Vice President and Treasurer of Sun Acquisition Corporation
                                       since inception. Vice President and Treasurer of Penske
                                       Truck Leasing Corporation since 1988.
Michael A. Duff................  40    Vice President, Secretary and member of the Board of
                                       Directors of Sun Acquisition Corporation since inception.
                                       Assistant Secretary of Penske Truck Leasing Corporation
                                       since 1991 and the Assistant General Counsel of Penske Truck
                                       Leasing Corporation since 1996, except for a three month
                                       period in 1999 when Mr. Duff served as Executive Vice
                                       President and General Counsel of United Auto Group, Inc.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of October 31, 2000, only four persons were known to the Company to own beneficially more than five percent (5%) of the outstanding Shares. The name and address of each such person, together with the number of shares owned and the percentage of outstanding shares that ownership represents and information as to Share ownership of the Named Executives identified in the Summary Compensation Table and the officers and directors of the Company as a group (according to information received by the Company) are set forth below:

                                       NAMES AND ADDRESSES         NUMBER AND NATURE OF     PERCENT OF
TITLE OF CLASS                        OF BENEFICIAL OWNERS        BENEFICIAL OWNERSHIP(1)     CLASS
--------------                   -------------------------------  -----------------------   ----------
Common.........................  Estate of John W. Rollins               7,162,327(2)          12.4%
                                 One Rollins Plaza
                                 Wilmington, DE 19803
Common.........................  Neuberger and Berman                    4,807,550(3)           8.3%
                                 605 Third Avenue
                                 New York, NY 10158
Common.........................  Dimensional Fund Advisors, Inc.         4,248,350(4)           7.3%
                                 1299 Ocean Avenue, Suite 1100
                                 Santa Monica, CA 90401
Common.........................  Strong/Corneliuson Capital              3,480,675(5)           6.0%
                                 Management, Inc.
                                 100 Heritage Reserve
                                 P.O. Box 2936
                                 Milwaukee, WI 53201
Common.........................  Henry B. Tippie                         2,250,000(6)           3.9%
                                 P.O. Box 26557
                                 Austin, TX 78755
Common.........................  John W. Rollins, Jr.                    1,152,025(7)           2.0%
                                 One Rollins Plaza
                                 Wilmington, DE 19803
Common.........................  I. Larry Brown                            127,575              0.2%
                                 One Rollins Plaza
                                 Wilmington, DE 19803
Common.........................  Patrick J. Bagley                          90,212              0.2%
                                 One Rollins Plaza
                                 Wilmington, DE 19803
Common.........................  Klaus M. Belohoubek                         9,827               --
                                 One Rollins Plaza
                                 Wilmington, DE 19803
Common.........................  All Directors and Officers as a         3,652,294              6.3%
                                 Group (8 persons)

---------------
(1) As to officers and directors, owned directly and of record. The above numbers exclude the following Shares subject to options granted under the Company's 1986, 1993 and 1997 Stock Option Plans which the listed beneficial owner has the right to acquire beneficial ownership as specified in Rule 13d of the Securities Exchange Act of 1934: John W. Rollins, Jr., 125,543 Shares; Patrick J. Bagley, 45,728 Shares; Klaus M. Belohoubek, 13,916; I. Larry Brown, 38,315 Shares; and all directors and officers as a group, 223,502 Shares.

(2) Henry B. Tippie is the executor of the Estate of John W. Rollins, Sr. His individual holdings are listed separately from the Estate.

(3) Neuberger Berman, LLC ("Neuberger") is a registered investment advisor. In its capacity as investment advisor, Neuberger may have discretionary authority to dispose of or to vote Shares that are under its management. As a result, Neuberger may be deemed to have beneficial ownership of such Shares. Neuberger does not, however, have any economic interest in the Shares. The clients are the actual owners of the Shares and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such Shares. Neuberger Berman Inc. is the parent holding company and owns 100% of Neuberger Berman, LLC and Neuberger Berman Management, Inc. As of October 27, 2000, of the Shares set forth above, Neuberger had shared dispositive power with respect to 4,807,550 Shares, sole voting power with respect to 3,442,167 Shares and shared voting power on 0 Shares. With regard to the shared voting power, Neuberger Berman Management, Inc. and Neuberger Berman Funds are deemed to be beneficial owners for purpose of Rule 13(d) since they have shared power to make decisions whether to retain or dispose of the securities. Neuberger is the sub-advisor to the above referenced funds. It should be further noted that the above mentioned Shares are also included with the shared power to dispose calculation.

(4) Dimensional Fund Advisors, Inc. ("Dimensional"), an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, furnishes investment advice to four investment companies registered under the Investment Act of 1940, and serves as investment manager to certain other investment vehicles, including commingled group trusts. (These investment companies and investment vehicles are the "Portfolios"). In its role as investment advisor and investment manager, Dimensional possessed both voting and investment power over 4,248,350 shares of Rollins Truck Leasing stock as of September 30, 2000. The Portfolios own all securities reported in this statement, and Dimensional disclaims beneficial ownership of such securities.

(5) Strong Capital Management, Inc. ("Strong") has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong may be revoked in whole or in part at any time. Strong votes the shares owned by its clients according to its statement of General Proxy Voting Policy (Proxy Voting Policy). The general principle of the Proxy Voting Policy is to vote any beneficial interest in an equity security prudently and solely in the best long-term economic interest of the client considering all relevant factors and without undue influence from individuals or groups who may have an economic interest in the outcome of a proxy vote.

(6) Does not include 1,624,443* Shares held as Co-Trustee, 38,250* Shares held as Trustee, 31,500* Shares owned by his wife, or 45,000* Shares owned by a partnership over which Mr. Tippie has sole voting power. Does not include Shares held by the Estate of John W. Rollins, Sr. Mr. Tippie is the executor of the Estate and such holdings are listed separately above.

(7) Does not include 552,375* Shares held as Co-Trustee and 23,625* Shares held by his wife.
---------------

* The Messrs. Tippie and Rollins disclaim any beneficial interest in these holdings.

                    BOARD OF DIRECTORS AND BOARD COMMITTEES

     The Board of Directors held four regularly scheduled meetings during fiscal year 2000 and one special meeting on January 15, 2001. All members of the Board attended all of the meetings held.

     Audit Committee. The Audit Committee consists of William B. Philipbar, Jr., Chairman, Gary W. Rollins and William L. Medford, Jr. The Audit Committee held five meetings during the last fiscal year. The Committee's functions are described under the caption "Report of the Audit Committee."

     Executive Committee. The Executive Committee consists of Henry B. Tippie, Chairman, and John W. Rollins, Jr. The Executive Committee held fourteen meetings during the last fiscal year. The Executive Committee has the power to exercise all of the powers and authority of the Board of Directors in the management of the business and affairs of the Company in accordance with the provisions of the by-laws of the Company.

     Compensation Committee. The Compensation Committee consists of William B. Philipbar, Jr., Chairman and William L. Medford, Jr. The Compensation Committee held one meeting during the last fiscal year and two additional meetings, on December 4, 2000 and on January 15, 2001. The Committee's functions include the determination of salary, incentive and other forms of compensation for key executives of the Company, excluding stock options which are granted and administered by the Stock Option Committee.

     Stock Option Committee. The Stock Option Committee consists of Henry B. Tippie, Chairman, and Gary W. Rollins. The Stock Option Committee held three meetings during the last fiscal year and two additional meetings on November 13, 2000 and on January 15, 2001. The Stock Option Committee administers the Company's outstanding Stock Option Plans including the granting of options to various employees of the Company and its subsidiaries.

     The Company does not have a nominating committee of the Board of Directors.

                            DIRECTORS' COMPENSATION

     Directors who are not full-time employees of the Company or any of its subsidiaries are each paid an annual retainer for Board service of $12,000 and an attendance fee of $1,000 for each Board of Directors or committee meeting attended. In addition, the Chairman of the Audit Committee receives $1,000 per fiscal quarter.

     Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Information Statement, in whole or in part, the following Report of the Audit Committee, the Report of the Compensation and Stock Option Committees of the Board of Directors on Executive Compensation and the Performance Graph on page I-10 shall not be incorporated by reference into any such filings.

                         REPORT OF THE AUDIT COMMITTEE

     The Audit Committee of the Board of Directors is established pursuant to the Company's Bylaws and the Audit Committee Charter adopted by the Board of Directors on April 27, 2000. A copy of the Audit Committee Charter is attached to this Information Statement as Appendix A.

     Management is responsible for the Company's internal controls and the financial reporting process. The Company's independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America and for issuing a report thereon. The Audit Committee's responsibility is generally to monitor and oversee these processes, as described in the Audit Committee Charter.

     Each member of the Audit Committee is independent in the judgment of the Company's Board of Directors and as required by the listing standards of the New York Stock Exchange.

     With respect to the year ended September 30, 2000, in addition to its other work, the Audit Committee:

     - Reviewed and discussed with the Company's management and the independent auditors the audited financial statements of the Company as of September 30, 2000 and for the year then ended;

     - Discussed with the independent auditors the matters required to be discussed by auditing standards generally accepted in the United States of America; and

     - Received from the independent auditors written affirmation of their independence required by Independence Standards Board Standard No. 1 and discussed with the auditors the firm's independence.

     Based upon the review and discussions referred to above, the Committee recommended to the Board of Directors that the audited financial statements of the Company, as of September 30, 2000 and for the year then ended, be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 for filing with the Securities and Exchange Commission.

                                AUDIT COMMITTEE
                      WILLIAM B. PHILIPBAR, JR., CHAIRMAN
                                GARY W. ROLLINS
                            WILLIAM L. MEDFORD, JR.

         REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEES OF THE
                  BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION

     The Company is engaged in a highly competitive industry. As a consequence, the Company views its ability to attract and retain qualified executives as the cornerstone of its future success. In order to accomplish this objective, the Company has endeavored to structure its executive compensation in a fashion that takes into account the Company's operating performance and the individual performance of the executive. Of necessity, this analysis is subjective in nature and not based upon a structured formula. The factors referred to above are not weighted in an exact fashion.

     Pursuant to the above compensation philosophy, the total annual compensation of executive officers of the Company is made up of one or more of three elements. The three elements are salary, an annual incentive compensation package and, in some years, grants of stock options.

     The salary of each executive officer is determined by the Compensation Committee. As previously stated, in making its determinations the Compensation Committee gives consideration to the Company's operating performance for the prior fiscal year and the individual executive's performance.

     The annual incentive compensation package for the Chief Executive Officer of Rollins Leasing Corp. and the Chief Financial Officer of the Company is developed by the Chief Executive Officer of the Company prior to the end of each fiscal year. It is based upon a performance formula for the ensuing fiscal year. That performance formula and incentive package is then reviewed by the Compensation Committee and is either accepted, amended or modified. None of the members of the Board of Directors, other than the Chief Financial Officer, participates in the incentive program.

     Awards under the Company's Stock Option Plans are purely discretionary, are not based upon any specific formula and may or may not be granted in any given fiscal year. When considering the grant of stock options, the Stock Option Committee gives consideration to the overall performance of the Company and the performance of individual employees.

                                CEO COMPENSATION

     The CEO's compensation is determined by the Compensation Committee. As is the case with respect to the Named Executives, the CEO's compensation is based upon the Company's operating performance and his individual performance. The decision of the Compensation Committee is, however, very subjective and is not based upon any specific formula or guidelines.

COMPENSATION COMMITTEE                                        STOCK OPTION COMMITTEE
----------------------                                        ----------------------
William B. Philipbar, Jr., Chairman                          Henry B. Tippie,
                                                             Chairman
William L. Medford, Jr.                                      Gary W. Rollins

          COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities to file reports of ownership and changes in ownership with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

     Based on its review of the copies of such forms received by it, the Company believes that during its fiscal year ended 2000 all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with except as follows: I. Larry Brown filed a late Form 4 regarding a sale of common stock.

                            COMMON STOCK PERFORMANCE

     The following graph reflects a comparison of the cumulative total shareholder return on the Company's common stock with the S&P Composite 500 Index and S&P Truckers Index, respectively, for the five year period commencing October 1, 1995 through September 30, 2000. The graph assumes that the value of the investment in the Company's common stock and each index was 100 at September 30, 1995 and all dividends were reinvested. The comparisons in this table are required by the Securities and Exchange Commission and, therefore, are not intended to forecast or be necessarily indicative of any future return on the Company's common stock.
                               [Graphic Omitted]

                                                                       YEARS
                                                    --------------------------------------------
                                                    1995    1996    1997    1998    1999    2000
                                                    ----    ----    ----    ----    ----    ----
Rollins Truck Leasing Corp. ......................  100     108     166     172     152      97
S&P Truckers......................................  100      77     128      91      77      72
S&P 500...........................................  100     120     169     184     236     267

Assumes $100 invested on October 1, 1995

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following directors presently serve on the Company's Compensation
Committee: William B. Philipbar, Jr. and William L. Medford, Jr. Henry B. Tippie is Chairman of the Board of Dover Downs Entertainment, Inc. and serves on its Compensation and Stock Option Committee. Mr. Tippie also serves on the Compensation and Stock Option Committee of Matlack Systems, Inc. Patrick J. Bagley serves on the Compensation and Stock Option Committee of Dover Downs Entertainment, Inc. John W. Rollins, Jr. and Patrick J. Bagley are executive officers of Matlack Systems, Inc.

                             EXECUTIVE COMPENSATION

     Shown below is information concerning the annual compensation for services in all capacities to the Company for the fiscal years ended September 30, 1998, 1999 and 2000, of those persons who were, at September 30, 2000, (i) the Chief Executive Officer and (ii) the other most highly compensated executive officers of the Company whose total annual salary exceeded $100,000 (the "Named Executives"):

                                        ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                           ----------------------------------------------   -------------------------------------
                                                                                    AWARDS                    PAYOUTS
                                                                OTHER       -----------------------    ----------------------
                                                                ANNUAL       RESTRICTED     STOCK                   ALL OTHER
        NAME AND                                               COMPEN-         STOCK       OPTIONS        LTIP       COMPEN-
   PRINCIPAL POSITION      YEAR(1)   SALARY($)   BONUS($)    SATION($)(2)   AWARDS(3)($)   /SARS(#)    PAYOUTS($)   SATION($)
   ------------------      -------   ---------   --------    ------------   ------------   --------    ----------   ---------
Henry B. Tippie..........   2000      600,000        -0-          --            -0-            -0-        -0-           -0-
  Chairman of the           1999      540,000        -0-          --            -0-            -0-        -0-           -0-
  Board(4)                  1998      560,000        -0-          --            -0-            -0-        -0-           -0-
John W. Rollins, Jr. ....   2000      750,000        -0-          --            -0-         70,000        -0-           -0-
  President and CEO(5)      1999      700,000        -0-          --            -0-         15,000        -0-           -0-
                            1998      660,000        -0-          --            -0-        122,500        -0-           -0-
John W. Rollins, Sr. ....   2000      270,000        -0-          --            -0-            -0-        -0-           -0-
  Former Chairman of        1999      540,000        -0-          --            -0-            -0-        -0-           -0-
  the Board and CEO(6)      1998      560,000        -0-          --            -0-            -0-        -0-           -0-
Patrick J. Bagley........   2000      325,000     75,000          --            -0-         55,000        -0-           -0-
  Vice Pres. -- Finance,    1999      276,250     75,000          --            -0-         12,000        -0-           -0-
  Treasurer and CFO         1998      261,250     65,000          --            -0-         16,200        -0-           -0-
I. Larry Brown...........   2000      350,000    316,257          --            -0-         60,000        -0-           -0-
  President and CEO of      1999      300,000    165,758          --            -0-         15,000        -0-           -0-
  Rollins Leasing Corp.     1998      269,231    476,682          --            -0-         18,000        -0-           -0-
Klaus M. Belohoubek......   2000      300,000     50,000          --            -0-         55,000        -0-           -0-
  Vice
  President -- General
  Counsel and Secretary

---------------
(1) Fiscal years ending September 30.

(2) The only type of Other Annual Compensation for each of the named officers was in the form of perquisites and was less than the level required for reporting.

(3) No awards have ever been made.

(4) Henry B. Tippie was elected Chairman of the Board on April 27, 2000. He was previously Vice Chairman of the Board.

(5) John W. Rollins, Jr. has been President since 1976 and Chief Executive Officer since January 27, 2000.

(6) John W. Rollins, Sr. was Chairman of the Board until he passed away on April 4, 2000 and he was Chief Executive Officer until January 27, 2000. Fiscal year 2000 salary represents payments to John W. Rollins, Sr. through March 31, 2000.

EMPLOYMENT AND NON-COMPETE AGREEMENTS

     Certain executives and directors of the Company have entered into Employment and Non-Compete Agreements with the Company, effective as of December 31, 2000. Such agreements are more particularly described in Item 3 of the
Schedule 14D-9 to which this Information Statement is attached.

        OPTION AND STOCK APPRECIATION RIGHTS GRANTS IN LAST FISCAL YEAR

     The following table sets forth stock options granted in the fiscal year ending September 30, 2000 to each of the Company's Named Executives. Employees of the Company and its subsidiaries are eligible for stock option grants based on individual performance. The Company did not issue any stock appreciation rights. The table also sets forth the hypothetical gains that would exist for the options at the end of their eight-year terms, assuming compound rates of stock appreciation of 0%, 5% and 10%. The actual future value of the options will depend on the market value of the Shares. All option exercise prices are based on the market price on the grant date.

                                       INDIVIDUAL GRANTS(1)
                       ----------------------------------------------------        POTENTIAL REALIZABLE VALUE AT
                                      % OF TOTAL                                   ASSUMED ANNUAL RATES OF STOCK
                                    OPTIONS GRANTED   EXERCISE                 PRICE APPRECIATION FOR OPTION TERM(2)
                        OPTIONS     TO EMPLOYEES IN    PRICE     EXPIRATION   ---------------------------------------
        NAME           GRANTED(#)     FISCAL YEAR      ($/SH)       DATE       0%           5%              10%
        ----           ----------   ---------------   --------   ----------   -----   --------------   --------------
John W. Rollins,
  Jr. ...............     15,000           1.2%        $9.875     10/31/07     --      $     70,723     $    169,394
                          20,000           1.6%        $9.125     04/25/08     --      $     87,136     $    208,705
                          35,000           2.8%        $6.563     07/27/08     --      $    109,666     $    262,668
I. Larry Brown.......     15,000           1.2%        $9.875     10/31/07     --      $     70,723     $    169,394
                          15,000           1.2%        $9.125     04/25/08     --      $     65,352     $    156,529
                          30,000           2.4%        $6.563     07/27/08     --      $     93,999     $    225,144
Patrick J. Bagley....     15,000           1.2%        $9.875     10/31/07     --      $     70,723     $    169,394
                          15,000           1.2%        $9.125     04/25/08     --      $     65,352     $    156,529
                          25,000           2.0%        $6.563     07/27/08     --      $     78,333     $    187,620
Klaus M.
  Belohoubek.........     15,000           1.2%        $9.875     10/31/07     --      $     70,723     $    169,394
                          15,000           1.2%        $9.125     04/25/08     --      $     65,352     $    156,529
                          25,000           2.0%        $6.563      7/27/08     --      $     78,333     $    187,620
All employees as a
  group(3)...........  1,272,000         100.0%        $9.875     10/31/07     --      $  5,207,988     $ 12,474,038
                                                           to           to
                                                       $6.563     07/27/08
Total potential stock
  price appreciation
  for all
  stockholders at
  assumed rates of
  stock price
  appreciation.(4)...                                                          --      $237,387,714     $568,584,854

---------------
(1) Options were granted on November 1, 1999, April 26, 2000 and July 28, 2000.

(2) These amounts, based on assumed appreciation rates of 0% and the 5% and 10% rates prescribed by the Securities and Exchange Commission rules, are not intended to forecast possible future appreciation, if any, of the Company's stock price. These numbers do not take into account certain provisions of options providing for termination of the option following termination of employment, non-transferability or phased-in vesting. Future compensation resulting from option grants is based solely on the performance of the Company's stock price.

(3) Based upon 90,000 options granted November 1, 2000 at an exercise price of $9.875, 882,800 options granted April 26, 2000 at an exercise price of $9.125 and 299,200 options granted July 28, 2000 at an exercise price of $6.563.

(4) Based upon a weighted-average price of $8.575 for all options granted and a total of 57,979,616 Shares outstanding on October 31, 2000.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table summarizes option exercises during fiscal year 2000 by the Company's Named Executives, and the value of the options held by such persons as of September 30, 2000. The Company has not granted and does not have any Stock Appreciation Rights outstanding.

                                            VALUE       NUMBER OF UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                         SHARES ACQUIRED   REALIZED     OPTIONS AT FY-END(#)         MONEY OPTIONS AT FY-END($)
NAME(1)                  ON EXERCISE(#)     ($)(2)    EXERCISABLE/UNEXERCISABLE     EXERCISABLE/UNEXERCISABLE(3)
-------                  ---------------   --------   -------------------------   ---------------------------------
Patrick J. Bagley......      10,250        $44,731           45,728/82,472                     -0-/-0-
Klaus M. Belohoubek....       1,013        $ 6,417           13,916/75,084                     -0-/-0-
I. Larry Brown.........      17,950        $98,115           38,315/91,985                     -0-/-0-
John W. Rollins,
  Jr. .................         -0-            -0-         125,543/299,457                     -0-/-0-

---------------
(1) Henry B. Tippie did not acquire or have any outstanding Incentive Stock Options.

(2) Fair market value of underlying security at exercise date less the exercise price.

(3) The value of the Company's common stock on September 29, 2000 was $6.3125 per Share.

              LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

     There were no Long-Term Incentive Plan Awards to the Named Executives during fiscal year 2000.

                          PROXY-DEFINED BENEFIT PLANS

PENSION PLANS

     The Company's Pension Plan is a non-contributory qualified defined benefit plan. All full-time employees of the Company (except certain employees covered by collective bargaining agreements) are eligible to participate in the Pension Plan. Up to September 30, 1989, retirement benefits were equal to the sum of from 1% to 1.8% of an employee's annual cash compensation for each year of service to age 65. Commencing October 1, 1989 and thereafter, retirement benefits are equal to the sum of 1.35% of earnings up to covered compensation, as that term is defined in the Plan, and 1.7% of earnings above covered compensation. Pensionable earnings includes regular salaries or wages, commissions, bonuses, overtime earnings and short-term disability income protection benefits.

     Retirement benefits are not subject to any reduction for Social Security benefits or other offset amounts. An employee's benefits may be paid in certain alternative forms having actuarially equivalent values. Retirement benefits are fully vested at the completion of five years of credited service or, if earlier, upon reaching age 55. The maximum annual benefit under a qualified pension plan is currently $135,000 beginning at the Social Security retirement age (currently age 65).

     The Company maintains a non-qualified, defined benefit plan, called the Excess Benefit Plan, which covers those participants of the Pension Plan whose benefits are limited by the Internal Revenue Code. A participant in the Excess Benefit Plan is entitled to a benefit equaling the difference between the amount of the benefit payable without limitation and the amount of the benefit payable under the Pension Plan.

     Annual pension benefit projections for the Named Executives assume: (a) that the participant remains in the service of the Company until age 65; (b) that the participant's earnings continue at the same rate as paid in the fiscal year ended September 30, 2000 during the remainder of his service until age 65; and (c) that the Plans continue without substantial modification.

     The estimated annual benefit at retirement for each of the following Named Executives of the Company is: Patrick J. Bagley, $131,486; Klaus M. Belohoubek, $162,947; I. Larry Brown, $182,220; and

John W. Rollins, Jr., $251,186. The annual benefit for Henry B. Tippie ($158,390) is the amount of retirement income which he is required to receive by Federal law.

401(k) RETIREMENT PLAN

     The Company has a deferred compensation plan pursuant to section 401(k) of the Internal Revenue Code for all its full time employees. Covered employees may contribute up to 15% of their compensation for each calendar year. In addition, the Company contributes up to an additional 100% of the first $250 of compensation contributed by any covered employee to the plan. An employee's maximum annual contribution to the plan is currently $10,500. All contributions are funded currently.

                                    AUDITORS

     The Board of Directors has not selected or recommended the name of an independent public accounting firm for approval or ratification by the shareholders. The Board of Directors believes that it will be in the best interests of the shareholders if it is free to make such determination based upon all factors that are then relevant. Ernst & Young LLP served as the Company's auditors for the fiscal year ended September 30, 2000.

     During the fiscal year ended September 30, 2000, Ernst & Young LLP's services rendered to the Company consisted of auditing the Company's financial statements. In this connection, Ernst & Young LLP performed such tests of the Company's accounting records and other auditing procedures as were required by generally accepted auditing standards.

     On June 8, 2000, KPMG LLP resigned as the Company's independent auditor. During the fiscal years ended September 30, 1999 and 1998 and the subsequent interim period ended June 8, 2000 that KPMG LLP served as independent auditor, there have been no disagreements on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure. KPMG LLP's report on the financial statements of the Company for the years ending September 30, 1998 and 1999 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, scope of audit, or accounting principles. The Company requested KPMG LLP to furnish it a letter addressed to the Securities and Exchange Commission stating whether it agreed with the preceding statements. A copy of that letter, dated June 15, 2000, in which KPMG LLP agreed with the preceding statements, was filed as Exhibit 16 to a Form 8-K filed on June 15, 2000. The Audit Committee of the Company then commenced a search for new independent accountants. The Company authorized KPMG LLP to respond fully to any inquiries which were made by the successor accountant.

     On June 27, 2000, the firm of Ernst & Young LLP was engaged as the principal accountant to audit the Company's consolidated financial statements for the fiscal year ended September 30, 2000.

                                                                      APPENDIX A

                          ROLLINS TRUCK LEASING CORP.
                            AUDIT COMMITTEE CHARTER

PURPOSE

     The primary purpose of the Audit Committee (the "Committee") is to assist the Company's Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including (by overseeing the financial reports and other financial information provided by the Company to any governmental or regulatory body, the public or other users thereof) the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.

     In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company. The Committee is authorized to retain outside counsel, auditors or other experts and professionals for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

     The Committee shall review the adequacy of this Charter on an annual basis.

MEMBERSHIP

     The Committee shall be comprised of not less than three members of the Board, and the Committee's composition shall meet all requirements of the Audit Committee Policy of the New York Stock Exchange.

     Accordingly, all of the members must be directors:

     -- who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company; and

     -- who are financially literate or who become financially literate within a reasonable period of time after appointment to the Committee. In addition, at least one member of the Committee must have accounting or related financial management expertise.

KEY RESPONSIBILITIES

     The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements. Additionally, the Committee recognizes that financial management (including the internal audit staff), as well as the outside auditors, have more time, knowledge and more detailed information regarding the Company than do Committee members. Consequently, in discharging its oversight responsibilities, the Committee is not providing any expertise or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

     The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate under the circumstances.

     -- The Committee shall review with management and the Company's outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K) and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61. The management review shall include consultation with the Company's counsel relative to legal matters that could have a significant impact on the Company's financial statements.

     -- As a whole, or through the Committee chair, the Committee shall review with the outside auditors the Company's interim financial results to be included in the Company's Quarterly Reports on Form 10-Q to be filed with the Commission and the matters required to be discussed by SAS No.
        61. Such review shall occur prior to the filing of the Company's Quarterly Reports on Form 10-Q.

- The Committee shall discuss with management and the outside auditors the quality and adequacy of the Company's internal controls.

- The Committee shall:

     -- request from the outside auditors annually, a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard No. 1;

     -- discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence; and

     -- recommend that the Board take appropriate action in response to the outside auditor's report to satisfy itself of the auditor's independence.

- The Committee, subject to any action that may be taken by the full Board, shall have the ultimate authority and responsibility to select (or nominate for shareholder approval), evaluate and, where appropriate, replace the outside auditor.

                                       A-2